UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

MWI Veterinary Supply, Inc.

(Name of Subject Company)

MWI Veterinary Supply, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

55402X 10 5

(CUSIP Number of Class of Securities)

James F. Cleary, Jr.

President and Chief Executive Officer

3041 W. Pasadena Dr.

Boise, Idaho 83705

(208) 955-8930

With copies to:

Stephen M. Leitzell Esq.

Dechert LLP

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2015 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by MWI Veterinary Supply, Inc., a Delaware corporation (“MWI”).  The Schedule 14D-9 relates to the tender offer by Roscoe Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of AmerisourceBergen Corporation, a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on January 26, 2015, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of MWI (the “Shares”) at a purchase price of $190.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 26, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

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ITEM 8.    ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 under the heading “Certain Litigation” is hereby amended and supplemented by replacing the sentence “To the knowledge of the Company, as of January 26, 2015, there is no pending litigation against the Company, Parent or Purchaser in connection with the Offer or the Merger.” in such section with the following:

“On February 3, 2015, Winners Circle Investment Club filed a purported stockholder class action against the Company, Parent, Purchaser and the Company Board in the Court of Chancery of the State of Delaware.  The case is captioned Winners Circle Investment Club v.MWI Veterinary Supply, Inc. et al., No. 10608.  Winners Circle Investment Club’s lawsuit alleges that the Company Board breached its fiduciary duties in evaluating, negotiating, and approving the transactions contemplated by the Merger Agreement and by causing the dissemination of purportedly materially misleading information about such transactions.  Winners Circle Investment Club also alleges that the Company, Parent and Purchaser aided and abetted those breaches of fiduciary duties.  Winners Circle Investment Club seeks to enjoin or rescind such transactions and requests attorneys’ fees and damages in an unspecified amount.  The defendants believe these claims are without merit and intend to vigorously defend against these claims. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MWI VETERINARY SUPPLY, INC.

Dated: February 4, 2015	By:	/s/ Mary Patricia B. Thompson
	Name:	Mary Patricia B. Thompson
	Title:	Senior Vice President of Finance and
Administration and Chief Financial Officer

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